FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20219

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

First Federal Banc of the Southwest, Inc.

(Exact name of registrant as specified in its charter)

300 North Pennsylvania Avenue, Roswell, New Mexico 88201 (505) 622-6201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to an Agreement and Plan of Reorganization, dated October 10, 2006 among Washington Federal, Inc., a Washington corporation (“Washington Federal”), Washington Federal Acquisition, Inc., a Delaware corporation, and First Federal Banc of the Southwest, Inc., a Delaware corporation (“FFSW”) (the “Agreement”), each outstanding share of common stock, $0.01 par value, of FFSW was converted into the right to receive a cash amount equal to $24.14 without interest per share, effective February 13, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, Washington Federal, as the successor to FFSW pursuant to the Agreement, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Washington Federal, Inc.

Date: February 12, 2007	By:	/s/ Brent Beardall
Brent Beardall
Senior Vice President and Chief Financial Officer